CASCADE TECHNOLOGIES CORP.
250 North Robertson Blvd., Suite 427
Beverly Hills, CA 90211

April 28, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Kate Tillan
Assistant Chief Accountant
Division of Corporate Finance
cc:                           Martin James, Senior Assistant Chief Accountant

RE:          Cascade Technologies Corp.   (the “Company”)
Form 10-K for fiscal year ended August 31, 2009
Filed December 15, 2009
File No. – 000-52141

Dear Sir and Madam:

Further to your letter of March 18, 2010 and our response filed with the SEC on April 23, 2010, upon a further review of our correspondence filed, we note that we inadvertently neglected to include the required Tandy language in the response letter.   We hereby provide you with the further comment which was missed on our response.

Closing Comment:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

We trust the above is satisfactory and appreciate your consideration in this matter.  Should you have any questions or require further clarification please do not hesitate to contact the undersigned.  I can be reached at 646 831-6244 or alternatively at 403 693-8004.

Yours truly,
/s/ Jacqueline Danforth
Jacqueline Danforth
Chief Financial Officer

cc:           file